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Brewery Update

LEFT HAND COMMUNITY INVESTMENT ROUND IS OPEN TO THE PUBLIC

Posted: July 31, 2024

Independent craft breweries are facing significant challenges, including:

· Declining craft beer sales and excess capacity

· Ongoing consolidation among beer distributors

· Multinational companies buying independent breweries, making it hard for small brewers to compete on price and shelf space

· The rise of chain stores and the decline of independent liquor stores

· On-premise sales still haven't returned to pre-Covid levels and are still soft

To survive, we believe distributing craft breweries must scale up. That's why we are building a consolidation platform for our brand and others to streamline production and distribution while staying independent, as opposed to selling to multinationals or closure. Small, local businesses positively impact our communities, making it critical for them to stay open.

To fund this new platform, we were inspired by the Green Bay Packers' community ownership model and we're introducing a similar concept. We're selling stock to the public for the first time in 24 years through Wefunder. The private launch of our Community Investment Round appears to be successful, and our public launch is now live.

To learn more about this investment opportunity with a craft beer pioneer, please visit https://wefunder.com/lefthandbrewingcompany

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.